UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

9 May 2005

Commission file number: 1-14824

TNT N.V.

Neptunusstraat 41-63
2132 JA Hoofddorp
The Netherlands

(address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

FORM 20-F X	FORM 40-F

     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

YES	NO X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b): N/A)

Explanatory note

This report of Form 6-K contains
TNT profits increase 3.8% in first quarter, 4 May 2005

4 May 2005

TNT profits increase 3.8% in first quarter

Earnings from operations up by 5.5%
o	Mail strong margins and lower declines in direct mail volumes
o	EMN growing in line with expectations
o	Express continued margin improvements
o	Logistics faces difficult environment in France

Earnings per share up by 8.7%
o	Profit attributable to the shareholders up by 3.8%
o	Cancellation of 20.7 million outstanding shares

Key numbers	Q1 2005	Q1 2004	% Change
	€mil	€mil

Revenues	3,276	2,981	9.9%
Earnings from operations	327	310	5.5%
Operating income (EBIT)	304	296	2.7%
Profit / (Loss) attributable to the shareholders	193	186	3.8%
Net cash from operating activities*	75	291	-74.2%
Earnings per share (€ cents)	42.5	39.1	8.7%

* Includes a € 156 million advanced payment, in 2005, in respect of the full-year 2005 Dutch corporate tax liability.

CEO Peter Bakker:

“In Mail and Express, we made a good start to the year. Mail division recorded a strong operating margin, with the Cost Flexibility program continuing to drive efficiency. For the first time, we gained more addressed volume abroad than we lost in the Netherlands. Express revenues grew double digit and operating income was up almost 50%, reaching another quarterly margin record. The division is firmly on track to reach its ambitious target. In Logistics, Freight Management is fully meeting expectations. However, we continue to face a difficult environment in Contract Logistics, particularly in our French business. We are preparing a turnaround plan for France, which we are planning to show to you at Q2.”

Group overview
In the first quarter of 2005, TNT saw a 9.9% increase in revenues, with a 5.5% increase in earnings from operations. As expected, the Mail margin softened due to higher pension costs, but progress on Cost Flexibility in the Netherlands and business development in the European Mail Networks were very satisfactory. Express continued its progress in commercial and operational activities, to drive a 47.7% operating income increase. However, the picture in Logistics was mixed, with a clear need for action in France. Profit attributable to the shareholders increased by 3.8% to € 193 million. The earnings per share went up by 8.7% as the result of the increase in profits and the cancellation of 20.7 million shares from the recent share buy-back.

Review of operations
Mail achieved a strong operating margin of 22.0%, with higher pension costs off-setting the improved operational performance versus last year. The Dutch addressed mail volume decline of 1.4% was lower than expected, notably in the area of direct mail where the decline of 1.8% was much better than the 2004 comparables. The stepped-up level of growth seen in European Mail Networks in Q4 2004, continued into this quarter, with Italy, the UK and Germany providing the main impetus. The latter two signed important contracts for the delivery of addressed mail. Cross-Border business remained subdued, and Data and Document Management revenues were flat.

Express saw a 47.7% jump in operating income, which equated with a two percentage point increase in the operating margin, to 8.0%. The trends of past quarters were all evident – strong revenue performances across virtually all business units, particularly as regards cross-border flows, positive revenue yield and tight cost management in the road and air networks. The organic revenue growth was 11.0%. Work commenced on the upgrade of the European air hub in Liege, and work is about to commence to expand Duiven, the European road hub.

Logistics revenues grew by almost 20%, due mainly to the Wilson acquisition. The North American contract logistics business also contributed, with a 15.7% organic growth rate. Performance in France deteriorated further. We are preparing a turnaround plan for the French operations, which will be presented in detail at our Q2 announcement. Some of the automotive business, particularly in Italy and China, saw production volume declines, but total automotive revenues were ahead of last year’s. Freight management grew double digit, with Asia to Europe routes driving most of the improvement. Overall, the Logistics margin was 1.4%. The decline from last year resulted primarily from deterioration in the French operations. Amortisation of intangible fixed assets under IFRS and integration costs, both in respect of the Wilson acquisition, also affected the overall margin.

Financial review
Earnings from operations were € 327 million, a 5.5% increase on last year. Non-allocated costs were € 23 million, € 9 million higher than last year due to the China HQ start-up and higher corporate costs, resulting in a € 304 million EBIT. Net financial expense was € 5 million, after € 14 million of interest received related to a tax refund.

The effective tax rate was 34.8%, 1.6 percentage points higher than last year, affected by new transfer pricing arrangements and fiscal losses in certain jurisdictions.

We have reached a settlement with the UK Inland Revenue in relation to the report we submitted in August 2004 about certain tax matters relating to our UK subsidiaries. The settlement was made without any further negative impact on our tax position. As previously disclosed, we are preparing an addendum to our report that will cover other UK tax matters and are separately investigating the tax position of certain non-UK subsidiaries. It is too early in the course of these investigations to determine whether they will lead to substantial liabilities for the group.

Net cash from operating activities was € 75 million, compared with € 291 million last year. This year’s number was affected by a € 156 million advanced payment in respect of the 2005 full-year Dutch corporate tax liability, the phasing of Dutch sales- and employment tax payments, and other working capital outflows. € 259 million of cash was used to complete the second tranche of the share repurchase and the net capital expenditure was € 60 million. This resulted in a closing net debt of € 1,115 million.

In March, the group replaced its main backstop facility with a seven year, € 1 billion facility.

Strategic progress
Following on from the announcement to re-brand the group to ‘TNT’, the annual shareholder meeting approved the group’s statutory name change to TNT N.V.

TNT1 made further progress, most tangibly in the procurement project, where the team signed the first “Wave 1” supply agreements.

In April, TNT announced an extension of its cooperation agreement with Norway Post.

Prospects 2005
In Mail, we expect total revenues to be stable, with gains in EMN countering declines in Dutch addressed volumes. We expect a strong operating margin of 19% to 20%. In Express, we expect high single digit revenue growth and an operating margin in the range of 8.5% to 9.0% - on track to the “10% in 2007” target. In Contract Logistics, we expect revenues to remain stable with a margin of around 4%, excluding France. Details of the France turnaround plan, including the financial impact, will be presented at our Q2 announcement. In Freight Management (Wilson acquisition), we expect revenues to grow high single digit, with an operating margin of around 1.5%, after charging amortisation of intangible fixed assets recognised on acquisition and integration costs.

Significant events since year end

5 January	Completion of second tranche of share repurchase - 13.1 million shares

14 January	TNT announced as the group’s global brand

10 March	Seven year € 1 billion revolving credit facility signed

4 April	In France, SNCF out-sources parts logistics to TNT

7 April	Shareholder approval for statutory name change to TNT N.V., and cancellation of 20.7 million shares. Mr J.H.M.Hommen succeeds Mr M.Tabaksblat as chairman of TNT Supervisory Board

18 April	Extension of cooperation agreement with Norway Post announced

21 April	TNT Express Netherlands wins prestigious Dutch Quality Institute Award

27 April	Conversion to International Financial Reporting Standards published

Group Summary		Q1 2005	Q1 2004		% Change
	€mil			Operational	FX	Total

Revenues		3,276	2,981	10.6%	-0.7%	9.9%
Earnings from operations		327	310	5.5%	0.0%	5.5%
Operating income (EBIT)		304	296	2.4%	0.3%	2.7%
Profit / (Loss) attributable to the shareholders		193	186	3.2%	0.6%	3.8%

Divisional Summary		Q1 2005	Q1 2004		% Change
	€mil			Operational	FX	Total

Mail
Revenues		981	976	0.6%	-0.1%	0.5%
Operating income		216	225	-4.0%	0.0%	-4.0%
Operating margin		22.0%	23.1%

Express
Revenues		1,206	1,094	11.0%	-0.8%	10.2%
Operating income		96	65	47.7%	0.0%	47.7%
Operating margin		8.0%	5.9%

Logistics
Revenues		1,100	920	20.9%	-1.3%	19.6%
Operating income		15	20	-25.0%	0.0%	-25.0%
Operating margin		1.4%	2.2%

Non-allocated		(23)	(14)			-64.3%
Operating income (EBIT)		304	296	2.4%	0.3%	2.7%

High margin (22.0%) achieved

High organic revenue growth (22.9%) maintained in EMN

Direct mail volume decline better than trend of 2004

Mail Summary	Q1 2005	Q1 2004	% Change
	€mil	€mil

Revenues	981	976	0.5%
Operating income	216	225	-4.0%
Operating margin	22.0%	23.1%

The division completed the first quarter with a small (0.5%) increase in revenues. EMN remained the top-line growth driver. The EBIT margin remained high at 22.0%. The higher pension costs (€ 20 million), explain the overall softening of the margin compared with last year.

By the end of the first quarter, 191 of the planned 286 sequence sorting machines were in operation and the new-style mail-deliverers numbered some six thousand. The cost flexibility measures, augmented by the overhead masterplan, delivered an additional € 15 million of savings in the quarter, bringing the cumulative total savings to € 160 million.

Revenue Analysis	Q1 2005	Q1 2004	% Change		% Change
	€mil	€mil		Organic	Acq	FX

Mail Netherlands	668	674	-0.9%	-0.9%	0.0%	0.0%
Cross Border	126	140	-10.0%	-9.3%	0.0%	-0.7%
European Mail Networks	134	109	22.9%	22.9%	0.0%	0.0%
Data & Document Management	53	53	0.0%	-5.7%	5.7%	0.0%
Mail	981	976	0.5%	0.3%	0.3%	-0.1%

Mail Netherlands saw a 0.9% decline in revenues, organically, with a 1.4% decline in the volume of mail items handled. This is the lowest volume decline seen for almost two years. The domestic mail volume decline was 1.1% and the direct mail decline was 1.8%, the latter being well below the declines recorded last year. The direct mail volumes were helped to an extent by the phasing of a nationwide mailing. Unaddressed mail revenues grew by 5%.

Cross-Border saw organic revenues off by 9.3%. Part of the decline resulted from lower agency fees in the Spring business. In the TNT branded business, price competition remained strong.

European Mail Networks revenues grew organically by 22.9%, continuing the stepped-up growth rate of the previous quarter. Two new financial services related contracts were signed in the UK’s “TNT Mail Premium” business and, in Germany, EP Europost added an important addressed mail client in the telecoms sector. The other important growth contributor was Italy, where revenues increased again in the addressed, unaddressed and mail-services areas.

Data & Document Management revenues were flat, as the acquisition effect of the new call centre JV was countered by declines elsewhere - client cost-cutting in the Netherlands and the conclusion of a microfiching contract in the UK.

Revenues increase by 11%

Cross-border products lead growth

Margin reaches 8.0%

Express Summary	Q1 2005	Q1 2004	% Change
	€mil	€mil

Revenues	1,206	1,094	10.2%
Operating income	96	65	47.7%
Operating margin	8.0%	5.9%

Revenues in Express grew organically by 11.0% through a combination of volume increase and positive revenue yield. International (ie cross-border) flows fueled most of the growth, as the domestic product was most impacted by the domestic economic conditions. The division’s ability to provide integrated express products with high standards of service ensured this healthy growth rate. From a customer perspective, close relationships with multinational companies remains central to the international growth – with the on-going migration of production facilities to developing regions such as China, the Middle East and Eastern Europe and export of goods into Western Europe affecting express flows.

Further progress was made in optimising the road and air networks. The European air network, operated by 42 aircraft, reached 72% utilisation, a three percentage point improvement versus last year. Work commencing on the expansion of air hub in Liege, which will double the capacity of the facility over the next six years, and work is about to commence on the main European road hub expansion, in Duiven.

High fuel costs continued and the road toll was introduced in Germany at the start of the period. The application of surcharges and higher network efficiency meant that the cost increases did not delay profitability improvements.

With satisfactory progress in revenue growth and network efficiency, the division was able to achieve an 8.0% operating margin, over two percentage points better than last year.

Revenue Analysis	Q1 2005	Q1 2004	% Change		% Change
	€mil	€mil		Organic	Acq	FX

Express Europe	992	893	11.1%	11.4%	0.0%	-0.3%
Express ROW	214	201	6.5%	9.5%	0.0%	-3.0%
Express	1,206	1,094	10.2%	11.0%	0.0%	-0.8%

Express Europe organic revenues grew 11.4%. Growth in the core express product was 10.7%. Consignments were up 4.5%, kilos up 7.5% and revenue yield was 4.4%. The UK & Ireland, the division’s largest unit, recorded double digit growth, as did Germany and Benelux. These units benefited from the high international volumes. In the UK, special services also continued to be an important growth factor. In Benelux, the region’s particular importance to cross-border European trade flows positively impacted business, especially in the technology sector. The 16 new line-haul routes introduced last year into Eastern Europe saw fast growing volumes – revenue growth in the region was strong double digit. All European units delivered positive growth.

Express Rest of World organic revenues grew by 9.5%. As usual, China, South East Asia and the Middle East were particularly strong. Revenues in Australia were similar to last year, with the roll-out of the simplified tariff structure leading to some customer-base rationalisation.

Turnaround plan developed for France

North America presses ahead with double digit growth

Freight management well on track

Logistics Summary	Q1 2005	Q1 2004	% Change
	€mil	€mil

Revenues	1,100	920	19.6%
Operating income	15	20	-25.0%
Operating margin	1.4%	2.2%

Total revenue growth, at 19.6%, came mostly from the addition of the new freight management (Wilson) operations. Organic revenue growth was 2.0%. North America pressed ahead with a healthy 15.7% growth, but other regions did less well. A cause of the low revenue growth was the well-publicised difficulties in the general automotive sector. Production stoppages affected our operations in Italy and China, and volumes on certain automotive contracts were down in North America. In France, the already underperforming business deteriorated further. The operating was loss was € 11 million, € 7 million worse than last year. Our turnaround plan for France will be explained at our Q2 announcement.

The reported operating margin was 1.4%, an 80 basis point decline versus last year. The margin would have shown a small increase, were it not for the loss in France and the addition of the new freight management activities. In freight management, the underlying business performance performed well on track, although the reported margin was affected by intangible fixed asset amortisation and the expected integration costs.

Revenue Analysis	Q1 2005	Q1 2004	% Change		% Change
	€mil	€mil		Organic	Acq	FX

Logistics Europe	678	698	-2.9%	-1.2%	-1.3%	-0.4%
LogistIcs North America	155	140	10.7%	15.7%	0.0%	-5.0%
Logistics ROW	84	82	2.4%	3.6%	0.0%	-1.2%
Logistics Freight Management	183	0
Logistics	1,100	920	19.6%	2.0%	18.9%	-1.3%

Contract Logistics

In Europe, revenues were slightly lower than last year, on an organic basis. Italy non-automotive saw strong growth, centered on the telecoms, electronics and publishing businesses. The Spanish and Turkish units grew fastest in percentage terms, with a combination of new contracts and higher volumes in several sectors, including tyres and industrial products. Germany was also ahead of last year with higher volumes and some new contracts. However, the situation in France deteriorated, with revenues falling by 15.9% compared with last year. France did win a contract with SNCF in the strategically important area of spare parts management. Italy automotive saw a downturn in production, and UK and Benelux performances were also off last year’s levels due to previously mentioned contract terminations and lower volumes.

North America had a second consecutive quarter of double digit organic revenue growth at 15.7%. New contracts were won in automotive and non-food retailing. Volumes on existing automotive contracts were affected by lower production at several plants.

In the Rest of World, organic revenues in Australia and Asia advanced, but China was weak. Growth in Australia came from higher volumes and new contracts, notably in automotive and tyres. Growth in Asia benefited from both the automotive and industrial sectors. In China, there was a general slowdown in the automotive sector, caused at least in part by the government’s clamp down on car financing activity. Accordingly, our customers in China have slowed production, with the inevitable adverse impact on logistics revenues. We were most impacted by the production stoppages at VW.

Freight Management

Revenues of € 183 million were 11% higher than last year, with much of the improvement coming from Asian exports to Europe, both air and sea freight. The recorded operating income was € 1.4 million, which represented a 0.8% margin. It is important to note that this result included a € 3.5 million amortisation charge in respect intangible fixed assets recognised on acquisition, under IFRS. It also included € 0.5 million of integration costs. Excluding these two items, the operating margin was 3.0%.

Euro Million	Q1 2005	Q1 2004

GROUP

Total revenues	3,276	2,981

Earnings from operations	327	310
Non-allocated items	(23)	(14)

Operating income	304	296
Net financial (expense) / income	(5)	(16)
Income taxes	(104)	(93)
Results from investments in associates	(1)	(1)

Profit for the period	194	186
Profit / (Loss) attributable to minority interests	1	0
Profit / (Loss) attributable to the shareholders	193	186

Average number of shares (mil)	454.6	475.1
Earnings per share (euro cents)	42.5	39.1

Net cash from operating activities	75	291

Capital expenditure on property, plant and
equipment and other intangible assets	(72)	(74)

Disposals of property, plant and equipment and
other intangible assets	12	21

Free cash flow	15	238

Number of employees	160,458	162,124

Full time equivalent employees	121,536	120,294

Euro Million	Q1 2005	Q1 2004

MAIL

Mail Netherlands
Revenues	668	674
Growth %	-0.9%
Organic	-0.9%
Acquisition / Disposal	0.0%
Fx	0.0%

Adressed mail pieces (millions)	1,312	1,330
	-1.4%	-5.7%
Working days	64	64

Cross Border
Revenues	126	140
Growth %	-10.0%
Organic	-9.3%
Acquisition / Disposal	0.0%
Fx	-0.7%

European Mail Networks
Revenues	134	109
Growth %	22.9%
Organic	22.9%
Acquisition / Disposal	0.0%
Fx	0.0%

Data & Document Management
Revenues	53	53
Growth %	0.0%
Organic	-5.7%
Acquisition / Disposal	5.7%
Fx	0.0%

Total Mail
Revenues	981	976
Growth %	0.5%
Organic	0.3%
Acquisition / Disposal	0.3%
Fx	-0.1%

Operating income (EBIT)	216	225

Operating margin	22.0%	23.1%

Note that 2004 growth data is excluded from these tables because conversion to IFRS, with an effective transition date of 1 January 2004, renders 2003 data incomparable with the results of later years.

Euro Million	Q1 2005	Q1 2004

EXPRESS

Express Europe
Revenues	992	893
Growth %	11.1%
Organic	11.4%
Acquisition / Disposal	0.0%
Fx	-0.3%

Core consignments (mil)	35.6	34.1
Core kilos (mil)	591.4	550.3
Core revenue quality yield improvement	4.4%	3.2%

Express ROW
Revenues	214	201
Growth %	6.5%
Organic	9.5%
Acquisition / Disposal	0.0%
Fx	-3.0%

Total Express
Revenues	1,206	1,094
Growth %	10.2%
Organic	11.0%
Acquisition / Disposal	0.0%
Fx	-0.8%

Working days	62	63

Operating income (EBIT)	96	65

Operating margin	8.0%	5.9%

Note that 2004 growth data is excluded from these tables because conversion to IFRS, with an effective transition date of 1 January 2004, renders 2003 data incomparable with the results of later years.

Euro Million	Q1 2005	Q1 2004

LOGISTICS

Logistics Europe
Revenues	678	698
Growth %	-2.9%
Organic	-1.2%
Acquisition / Disposal	-1.3%
Fx	-0.4%

Logistics North America
Revenues	155	140
Growth %	10.7%
Organic	15.7%
Acquisition / Disposal	0.0%
Fx	-5.0%

Logistics ROW
Revenues	84	82
Growth %	2.4%
Organic	3.1%
Acquisition / Disposal	0.0%
Fx	-0.7%

Logistics Freight Management
Revenues	183	0
Growth %	0.0%
Organic	0.0%
Acquisition / Disposal	0.0%
Fx	0.0%

Total Logistics
Revenues	1,100	920
Growth %	19.6%
Organic	2.0%
Acquisition / Disposal	18.9%
Fx	-1.3%

Revenues by sector
Automotive	356	345
Tyres	44	39
FMCG	160	158
Hi-tech electronics	118	118
Publishing / media	63	59
Freight management	183	0
Other	176	201

Operating income (EBIT)	15	20

Operating margin	1.4%	2.2%

Note that 2004 growth data is excluded from these tables because conversion to IFRS, with an effective transition date of 1 January 2004, renders 2003 data incomparable with the results of later years.

	Q1 2005	Q1 2004
	€mil	€mil

Net sales	3,261	2,966
Other operating revenues	15	15
Total revenues	3,276	2,981

Other income	7	4

Cost of materials	(142)	(127)
Work contracted out and other external expenses	(1,398)	(1,209)
Salaries incl social & pension charges	(1,136)	(1,079)
Depreciation, Amortisation and impairments	(98)	(88)
Other operating expenses	(205)	(186)
Total expenses	(2,979)	(2,689)

Operating income	304	296

Interest and similar income	23	4
Interest and similar expenses	(28)	(20)
Net financial (expense) / income	(5)	(16)

Profit before income taxes	299	280

Income taxes	(104)	(93)
Results from investments in associates	(1)	(1)

Profit for the period	194	186

Profit / (Loss) attributable to minority interests	1	0
Profit / (Loss) attributable to the shareholders	193	186

Eearnings per share (in euro cents)*	42.5	39.1

*Based on an average number of 454.6 million ordinary shares, including ADS (2004: 475.1 million).

	Q1 2005	Q1 2004
	€mil	€mil

Profit before income taxes	299	280
Adjustments for:
Depreciation, Amortisation and impairments	98	88
Investment income:
- profit /loss on sale of property, plant and equipment	(7)	(8)
- interest and similar income	(23)	(4)
- foreign exchange gains	0	0
- foreign exchange (losses)	1	(1)
- interest and similar expenses	27	21
Changes in provisions:
Pension liabilities	(11)	(33)
Other provisions	(2)	(6)
Changes in working capital:
Inventory	0	4
Trade accounts receivable	(20)	48
Other current assets	(72)	(80)
Trade payables	(63)	(36)
Other current liabilities excl. short term financing and taxes	63	110

Cash generated from operations	290	383
Interest paid	(11)	(9)
Income taxes paid	(204)	(83)

Net cash from operating activities	75	291

Acquisition of group companies (net of cash)	(1)	(9)
Disposals of group companies and jv's	0	0
Investment in associates	(1)	0
Disposals of associates	0	0
Capital expenditure on intangible assets	(14)	(12)
Disposal of intangible assets	1	2
Capital expenditure on property, plant & equipment	(58)	(62)
Proceeds from sale of property, plant and equipment	11	19
Other changes in (financial) fixed assets	14	2
Changes in minority interests	0	2
Interest received	5	4
Dividends received	0	0

Net cash used in investing activities	(43)	(54)

Repurchase of shares	(259)	0
Other equity changes	1	2
Proceeds from long-term borrowings	4	6
Repayments to long-term borrowings	(9)	(12)
Proceeds from short-term borrowings	66	(2)
Repayments to short-term borrowings	(34)	(32)
Proceeds from finance lease	1	(1)
Repayments to finance lease	(3)	(4)
Dividends paid	0	0

Net cash used in financing activities	(233)	(43)

Changes in cash	(201)	194

Cash at beginning of the period	633	470
Exchange rate differences	5	4
Changes in cash	(201)	194
Cash at end of period	437	668

	01 Apr	01 Jan
	2005	2005
	€mil	€mil

Goodwill	2,436	2,425
Other intangible assets	225	218

Intangibles	2,661	2,643
Land and buildings	970	960
Plant and equipment	459	464
Other property, plant and equipment	441	453
Construction in progress	39	47

Property, plant and equipment	1,909	1,924
Investments	82	82
Loans receivable from affiliated companies	2	2
Other loans receivable	22	21
Deferred tax assets	274	253
Prepayments and accrued income	141	142

Financial fixed assets	521	500

Fixed assets	5,091	5,067

Inventory	51	46
Accounts receivable	2,134	2,089
Prepayments and accrued income	468	393
Cash and cash equivalents	437	679

Current assets	3,090	3,207

Non-current assets held for sale	10	0

Total assets	8,191	8,274

Shareholders’ equity	3,272	3,066
Minority interests	18	19

Group equity	3,290	3,085
Deferred tax liabilities	275	236
Provisions for pension liabilities	187	198
Other provisions	143	126
Long-term debt	1,284	1,435
Accrued liabilities	216	221

Non-current liabilities	2,105	2,216
Trade payables	615	670
Provisions (current)	53	49
Other current liabilities	791	950
Accrued current liabilities	1,337	1,304

Current liabilities	2,796	2,973

Total liabilities and group equity	8,191	8,274

Free cash flow

	Q1 2005	Q1 2004
	€mil	€mil

Net cash provided by operating activities	75	291

Capital expenditure on property, plant and equipment and other intangible assets	(72)	(74)
Disposals of property, plant and equipment and other intangible assets	12	21
Free cash flow	15	238

Capital expenditure on property, plant and equipment and other intangible assets

	Q1 2005	Q1 2004
	€mil	€mil

Mail	18	22
Express	35	33
Logistics	18	19
Corporate	1	0
Total	72	74

Movement in shareholders’ equity

	Q1 2005	Q1 2004
	€mil	€mil

Opening balance	3,066	2,981
Profit / (Loss) attributable to the shareholders	193	186
Foreign exchange effects	18	16
Other reserves (including repurchase of shares)	(5)	2
Cash dividend	0	0
Closing balance	3,272	3,185

Net debt

	01 Apr	01 Jan
	2005	2005
	€mil	€mil

Short-term debt	268	97
Long-term debt	1,284	1,435
Total interest bearing debt	1,552	1,532
Cash and cash equivalents	(437)	(679)
Net debt	1,115	853

Reconciliation as required under IFRS 1 (First time adoption IFRS)

		Profit
	Shareholders'	attributable to the
	Equity [1]	Shareholders [2]

Reported under Dutch GAAP	3,149	163
Goodwill amortisation	33	33
Share based Compensation		(1)
Other employee benefits	(36)	(1)
Employee benefits pensions	39	(7)
Other		(1)
Reported under IFRS	3,185	186

1 As per 26 March 2004
[2] For Q1 2004

Profit attributable to shareholders

	Q1 2005	Q1 2004
	€mil	€mil

Profit attributable to shareholders under IFRS	193	186
Adjustments for:
Other employment benefits	8	8
Employment schemes and group reorganisation		(3)
Other intangible assets amortisation	(1)	(1)
Financial instruments		(2)
Share based payments		1
Real estate sale
Sale-lease-back transaction
Amortisation on restoration of previously recognised impairments	1	1
Long term contract incentive payment
Provisions
Other
Tax effect of adjustments	(3)	2

Profit attributable to shareholders under USGAAP	198	192

Profit per ordinary share and per ADS under US GAAP*
(in eurocents)	43.6	40.4

*Based on an average number of 454.6 million ordinary shares, including ADS (2004: 475.1 million).

Shareholders’ equity

	01 Apr	26 Mar
	2005	2004
	€mil	€mil

Shareholders’ equity under IFRS	3,272	3,185
Adjustments for:
Other employment benefits	31	(5)
Minimum pension liability	(454)
Employment schemes and group reorganisation		138
Goodwill and other long-lived intangible assets	98	117
Other intangible assets amortisation	(25)	(6)
Financial instruments	1	(3)
Share based payments		1
Real estate sale		(23)
Sale-lease-back transaction	(5)	(7)
Restoration of previously recognised impairments, net of amortisation	4	(6)
Long term contract incentive payment	(4)	(5)
Pension curtailment	2	2
Provisions	2	1
Other	(1)	1
Deferred taxes on adjustments	51	6

Shareholders’ equity under US GAAP	2,972	3,396

Financial Calendar 2005

Friday 29 July, 2005	Publication of 2005 second quarter results

Monday 31 October, 2005	Publication of 2005 third quarter results

Monday 27 February, 2006	Publication of 2005 fourth quarter and full year results

Forward-looking statements warning—Safe Harbour Statement under the US Private Securities Litigation Reform Act of 1995

Except for historical statements and discussions, statements contained in this press release are forward-looking statements. Forward-looking statements generally can be identified by the use of terms such as “ambition”, “may”, “will”, “expect”, “intend”, “anticipate”, “believe”, “plan”, “seek”, “estimate”, “continue” or similar terms. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. These forward-looking statements involve known and unknown risks, uncertainties and other factors, many of which are outside of our control, that may cause actual results to differ materially from any future results expressed or implied in the forward-looking statements. These forward-looking statements are based on current expectations, estimates, forecasts, projections about the industries in which we operate, management's beliefs and assumptions made by management about future events. In addition to the assumptions specifically mentioned in this press release, there are a number of other factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements. These factors include, but are not limited to:

•	substitution of alternative methods for delivering information for our Mail and Express services,
•
regulatory developments and changes, including with respect to the levels of tariffs, the scope of mandatory and reserved services, quality standard, liberalisation in the Dutch and European postal markets and the outcome of pending regulatory proceedings,

•	competition in the mail, express and logistics businesses,
•	decisions of competition authorities regarding proposed joint ventures or acquisitions,
•	costs of complying with governmental regulations,
•	general economic conditions, government and regulatory policies and business conditions in the markets served by us, including adverse effects of terrorist attacks, use of our delivery capabilities by criminals, anthrax incidents, war or the outbreak of hostilities or epidemic diseases,
•	higher costs of or difficulty in obtaining insurance coverage for future claims caused by acts of war, terrorism, sabotage, hijacking or other similar perils,
•	our ability to achieve cost savings and realise productivity improvements and the success of investments, joint ventures and alliances,
•	fluctuations in fuel costs,
•	our ability to increase our fuel surcharge in response to rising fuel prices due to competitive pressures,
•	changes in currency and interest rates,
•	changes in our credit rating and their impact on our financing costs and requirements,
•	changes in our relationship with the State of the Netherlands,
•	disruptions at key sites,
•	incidents resulting from the transport of hazardous materials,

•	mismatches between our investment in infrastructure (aircraft, depots and trucks) and our actual capacity needs,
•	strikes, work stoppages and work slowdowns and increases in employee costs,
•	costs of completing acquisitions or divestitures and integrating newly acquired businesses,
•	changes to the international conventions regarding the limitation of liability for the carriage of goods,
•	significant changes in the volumes of shipments transported through our network, the mix of services purchased by our customers or the prices we obtain for our services,
•	market acceptance of our new service and growth initiatives,
•	changes in customer demand patterns,
•	the impact of technology developments on our operations and on demand for our services,
•	disruptions to our technology infrastructure, including our computer systems and website,
•	our ability to maintain aviation rights in important international markets,
•	adverse weather conditions,
•	if our subcontractors’ employees were to be considered our employees,
•	changes in tax laws and their interpretation and decisions of tax and other authorities with respect to our tax liabilities,
•	changes in accounting rules causing different valuation of assets and liabilities, and
•	higher costs related to implementation of regulations such as the Sarbanes-Oxley Act.

These factors and other factors that could affect these forward-looking statements are described in our annual report on Form 20-F and our other reports filed with the US Securities and Exchange Commission. As a result of these and other factors, no assurance can be given as to our future results and achievements. You are cautioned not to put undue reliance on these forward-looking statements, which are neither predictions nor guarantees of future events or circumstances. We disclaim any obligation to publicly update or revise these forward-looking statements, whether to reflect new information, future events or circumstances or otherwise.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TNT N.V.

By: /s/ Daphne Andriesse

Name: Daphne Andriesse
Title: Senior Press Officer TNT Media Relations

Date: 9 May 2005